SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     PICTURETEL CORPORATION
                    -------------------------
                        (Name of Issuer)

                          Common Stock
                    -------------------------
                 (Title of Class of Securities)

                            720035302
                    -------------------------
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                    -------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 18, 1999
                    -------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Page 1 of 67
                The Exhibit Index is on page 14.

CUSIP No. 720035302       Schedule 13D         Page 2 of 67 Pages


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [ ]
     GROUP                                               (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER              4,478,708(1)
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER         4,478,708(2)
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                4,478,708(3)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11)                                               10.05%(4)

14.  TYPE OF REPORTING PERSON                                  CO

(1) Assumes a purchase price of $6.81 per share of Series A Preferred Stock. See Item 4.
(2) Assumes a purchase price of $6.81 per share of Series A Preferred Stock. See Item 4.
(3) Assumes a purchase price of $6.81 per share of Series A Preferred Stock. See Item 4.
(4) Assumes a purchase price of $6.81 per share of Series A Preferred Stock. See Item 4.

CUSIP No. 720035302       Schedule 13D         Page 3 of 67 Pages


Item 1.   Security and Issuer.
------    -------------------
          (a)    Name and Address of Principal Executive Offices
                 of Issuer:
                 ----------------------------------------------
                 PictureTel Corporation
                 100 Minuteman Road
                 Andover, Massachusetts 01810

          (b)    Title and Class of Equity Securities:
                 ------------------------------------
                 Series  A  Convertible  Preferred  Stock  (such
                 Series  A Convertible Preferred Stock would  be
                 convertible    into   shares   of    PictureTel
                 Corporation's Common Stock).

Item 2.   Identity and Background.
------    -----------------------
          (a)    Name of Person    Intel Corporation (the
                 Filing:           "Reporting Person")

          (b)    Principal         Manufacturer of microcomputer
                 Business:         components, modules and
                                   systems

          (c)    Address of Principal Business and Principal
                 Office:
                 ---------------------------------------------
                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:
                 --------------------
                 During   the   last  five  years  neither   the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:
                 -----------------
                 During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 720035302       Schedule 13D         Page 4 of 67 Pages


          (f)    Place of Organization:    Delaware
                 ---------------------
                 Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          (a)    Source of Funds:

                 Funds for the purchase of the Shares (as defined in Item 4) will be derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 The  Reporting Person would pay Thirty Million,
                 Five Hundred Thousand Dollars ($30,500,000) to acquire the Shares (as defined in Item 4).

Item 4.   Purpose of the Transaction.
------    --------------------------
          Pursuant to a Stock Purchase and Investor Rights Agreement, dated January 18, 1999, between the Reporting Person and the Issuer (the "Purchase
          Agreement"), the Reporting Person has agreed to purchase from Issuer the number of shares of Issuer's Series A Preferred Stock (the "Shares") equal to Thirty Million, Five Hundred Thousand Dollars ($30,500,000), divided by a per share purchase price equal to the lower of (I) Six Dollars and Eighty-One Cents ($6.81), or (ii) the average of the closing prices of one share of Issuer's Common Stock on the
          Nasdaq National Market during the five trading day period ending on the second trading day immediately preceding the closing of the purchase of the Shares. The Reporting Person's obligation to purchase the Shares is contingent on the satisfaction of certain conditions, including the Reporting Person's satisfaction with its due diligence review of the Issuer, the approval of the purchase of the Shares by the Reporting Person's Executive Committee and no material adverse change occurring to the Issuer after date of the Agreement and prior to closing.

          The Reporting Person will hold the Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares (or the shares of Common Stock into which the Shares are convertible), through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares (or such underlying shares of Common Stock) as an investment.

CUSIP No. 720035302       Schedule 13D         Page 5 of 67 Pages


Item 5.   Interests in Securities of the Issuer.
------    -------------------------------------
          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares Beneficially Owned:  4,478,708

                 Right to Acquire:                     4,478,708

                 Percent of Class:                      10.05%

          (b)    Sole Power to Vote, Direct the Vote
                 of, or Dispose of Shares:             4,478,708

          (c)    Recent Transactions:                See Item 4.

          (d)    Rights with Respect to Dividends or     N/A
                 Sales Proceeds:

          (e)    Date of Cessation of Five Percent       N/A
                 Beneficial Ownership:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
------    ----------------------------------------------------
          Pursuant to the Purchase Agreement (as defined in Item
          4), the Reporting Person has, under certain circumstances, various rights related to: (a) registration of the Shares and the Common Stock issuable upon conversion or exchange of the Series A Preferred Stock pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person; (b) a representative of the Reporting Person observing board of director and committee meetings of the Issuer in a non-voting capacity; (c) certain rights of consent, notification and negotiation in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (d) the participation in future issuances of securities by the Issuer and the maintenance of the Reporting Person's percentage ownership of the Issuer. Pursuant to a Letter Agreement, dated January 18, 1999, between the Issuer and the Reporting Person, the Issuer has certain rights of notification and negotiation in connection with certain proposed sales by the Reporting Person of the Shares or Common Stock issuable upon conversion of the Shares.

CUSIP No. 720035302       Schedule 13D         Page 6 of 67 Pages



Item 7.   Material to Be Filed as Exhibits.
------    --------------------------------
          Exhibit 1   PictureTel Corporation Stock Purchase and
                      Investor Rights Agreement, dated
                      January 18, 1999.

          Exhibit 2 Press Releases of PictureTel Corporation and Intel Corporation, dated January 19 and 20, 1999.

          Exhibit 3 Letter Agreement, dated January 18, 1999, between Intel Corporation and PictureTel
                      Corporation.

CUSIP No. 720035302       Schedule 13D         Page 7 of 67 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January ____, 1999

                                 INTEL CORPORATION

                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 720035302       Schedule 13D         Page 8 of 67 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director:   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 720035302       Schedule 13D         Page 9 of 67 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 10 of 67 Pages


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 11 of 67 Pages


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 247,
Address:          Soldiers Field Road, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 247,Soldiers Field Road
other             Boston, MA 92163
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 12 of 67 Pages


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Los Angeles, CA
Address:          90024

Principal         Chancellor Emeritus
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        10920 Wilshire Boulevard
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 13 of 67 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens except as indicated below.

Name:       Paul S. Otellini
Title:      Executive Vice President, General Manager, Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President and Chief Financial Officer

Name:       Sean M. Maloney
Title:      Senior Vice President, Director, Sales and Marketing
            Group
Citizenshi  British
p:

Name:       Michael R. Splinter
Title:      Senior Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP No. 720035302       Schedule 13D        Page 14 of 67 Pages


                          EXHIBIT INDEX
                                                    Sequentially
                                                      Numbered
Exhibit No.  Document                                   Page
----------   ------------------------------------   ------------
Exhibit 1    PictureTel Corporation Stock  Purchase
             and  Investor Rights Agreement,  dated      15
             January 18, 1999.

Exhibit 2    Press     Releases    of    PictureTel
             Corporation   and  Intel  Corporation,      59
             dated January 19 and 20, 1999.

Exhibit 3    Letter  Agreement, dated  January  18,
             1999,  between  Intel Corporation  and      66
             PictureTel Corporation.

CUSIP No. 720035302       Schedule 13D        Page 15 of 67 Pages


EXHIBIT 1

                     PICTURETEL CORPORATION

          STOCK PURCHASE AND INVESTOR RIGHTS AGREEMENT

This Stock Purchase and Investor Rights Agreement (this "Agreement") is made and entered into as of January 18, 1999, by and between Picturetel Corporation, a Delaware corporation (the "Company"), and Intel Corporation, a Delaware corporation (the "Investor").

                            RECITALS

WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company, shares of Series A Preferred Stock, par value $.01 per share, of the Company (the "Series A Preferred Stock"), on the terms and conditions set forth in this Agreement;

WHEREAS, such Series A Preferred Stock will be convertible into shares of the Common Stock, par value $.01 per share, of the Company (the "Common Stock");

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   AGREEMENT TO PURCHASE AND SELL STOCK.

      (a) Authorization. The Company's Board of Directors will, prior to the Closing, authorize the issuance, pursuant to the terms and conditions of this Agreement, of shares of Series A Preferred Stock, having the rights, preferences, privileges and restrictions set forth in the Certificate of Designations, Preferences and Other Rights of Series A Preferred Stock in the form attached hereto as Exhibit A (the "Certificate of Designations") and in an amount equal to the number of Purchased Shares (as defined in Section 1(b)), and shall further reserve for issuance upon conversion of the Series A Preferred Stock the number of shares of Common Stock issuable upon the conversion of the Purchased Shares.

     (b) Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to the Investor at the Closing (as defined below), and the Investor hereby agrees to acquire from the
Company at the Closing, the number of shares of Series A Preferred Stock (collectively, the "Purchased Shares") equal to Thirty Million, Five Hundred Thousand Dollars ($30,500,000) (the "Purchase Price") divided by the Per Share Purchase Price (as defined below), rounded up to the nearest whole share. As used in this Agreement, "Per Share Purchase Price" equals the lower of: (i) Six Dollars and Eighty-One Cents ($6.81); or (ii) the average of the closing prices of one share of the Common Stock on the Nasdaq National Market during the five trading day period ending on the second trading day immediately preceding the Closing Date.

      (c) Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Shares for working capital and other general corporate purposes.

CUSIP No. 720035302       Schedule 13D        Page 16 of 67 Pages


2. CLOSING. The purchase and sale of the Purchased Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m. California time, within three (3) business days after the conditions set forth in Sections 5 and 6 have been satisfied (or waived by the party entitled to waive any such conditions), or at such other time and place as the Company and the Investor mutually agree upon (which time and place are referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to the Investor certificates representing the Purchased Shares against delivery to the Company by the Investor of the
Purchase Price in cash paid by wire transfer of funds to the Company. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier. The date of the Closing is referred to herein as the Closing Date.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter (as defined in Section 7(a)(ii)):

      (a) Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

      (b) Capitalization. The capitalization of the Company, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized stock of the Company consists only of Ninety-Five Million (95,000,000) shares of Common Stock, of which Forty Million, Sixty-Seven Thousand, Seven Hundred and Eleven (40,067,711) shares were issued and outstanding as of December 31, 1998, and Fifteen Million (15,000,000) shares of Preference Stock, including Eight Hundred Thousand (800,000) shares of Junior Preference Stock reserved for issuance under the Rights Agreement dated as of March 25, 1992 (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent, none of which is issued or outstanding on the date hereof. All such shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the holders thereof. As of the date hereof, the Company has also reserved Eight Million, Fifteen Thousand, One Hundred Twenty (8,015,120) shares of Common Stock for issuance upon exercise of options or other stock awards granted to officers, directors, employees or independent contractors or affiliates of the Company under the Company's 1984 Equity Plan, the Art Fatum Stock Option Plan, the Bruce Bond Stock Option Plan, the Directors Stock Option Plan, the Equity Incentive Plan, the Gary Bond Stock Option Plan, the Jim Finnegan Stock Option Plan, the MultiLink 1984 Stock Option Plan, the MultiLink 1986 Stock Option Plan, the MultiLink

CUSIP No. 720035302       Schedule 13D        Page 17 of 67 Pages


1987 Stock Option Plan, the MultiLink 1996 Stock Option Plan and the Starlight Stock Option Plan. As of the date hereof, of the Eight Million, Fifteen Thousand, One Hundred Twenty (8,015,120) shares of Common Stock reserved for issuance upon exercise of options, Six Million, Six Hundred Eighty-Six Thousand, Eight Hundred Thirty-One (6,686,831) shares remained subject to outstanding options. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement. The Company does not have any subsidiaries, nor does the Company own any capital stock, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, or any outstanding loan or advance to or from, any person or entity.

      (c) Due Authorization. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this
Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement, and all Common Stock issuable upon conversion of the Purchased Shares, have been or will be taken, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     (d)  Valid Issuance of Stock.

           (i) Valid Issuance. The shares of Series A Preferred Stock to be issued pursuant to this Agreement, and the shares of Common Stock issuable upon conversion thereof, will be, upon
payment  therefor  by  the  Investor  in  accordance  with   this
Agreement, or conversion in accordance with the Certificate of Designations, duly authorized, validly issued, fully paid and non-assessable.

           (ii) Compliance with Securities Laws. Assuming the correctness of the representations made by the Investor in
Section 4 hereof, the Purchased Shares will be issued to the Investor in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") and
(ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

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CUSIP No. 720035302       Schedule 13D        Page 18 of 67 Pages


      (e) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of the Company is required in connection with the issuance of the Purchased Shares to the Investor, or the consummation of the other transactions contemplated by this Agreement, except for: (i) compliance with the HSR Requirements (as defined below) that may be required for the conversion of the Series A Preferred Stock; (ii) the listing of the Common Stock issuable upon conversion of the Series A Preferred Stock on the Nasdaq National Market and (iii) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law. As used herein, the term "HSR Requirements" means compliance with the filing and other requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

       (f) Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including issuance of the Purchased Shares, and issuance of shares of Common Stock upon conversion of the Purchased Shares), do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

      (g) Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending or, to the best of the Company's knowledge, threatened: (a) against the
Company, its activities, properties or assets, or any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company, or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement (including issuance of the Purchased Shares). The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company is currently pending nor does the Company intend to initiate any Action that is reasonably likely to be material to the Company.

     (h) Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its
Certificate of Incorporation or Bylaws, both as amended. The Company has complied in all material respects and is in material compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties.

     (i)  SEC Documents.

CUSIP No. 720035302       Schedule 13D        Page 19 of 67 Pages


           (1) Reports. The Company has furnished to the Investor prior to the date hereof a complete and correct list of all registration statements, reports and proxy statements filed by the Company with the SEC on or after December 31, 1997 (the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 27, 1998 and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (2) Financial Statements. The Company has provided the Investor with copies of its audited financial statements (the
"Audited  Financial  Statements")  for  the  fiscal  year   ended
December 31, 1997, and its unaudited financial statements for the nine-month period ended September 27, 1998 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except, in the case of the Form 10-Q's, as may otherwise be permitted by Form 10-
Q) applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      (j)   Absence of Certain Changes Since Balance Sheet  Date.
Since the Balance Sheet Date, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

           (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

           (ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to the Company;

          (iii) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

CUSIP No. 720035302       Schedule 13D        Page 20 of 67 Pages


          (iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

           (v) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

      (k) Invention Assignment and Confidentiality Agreement. Each employee and consultant or independent contractor of the Company whose duties include the development of products or Intellectual Property (as defined below), and each former employee and consultant or independent contractor whose duties included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality agreement in customary form or an employment or consulting agreement containing substantially similar terms.

     (l)  Intellectual Property.

           (i) Ownership or Right to Use. The Company has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company to carry on its business as currently conducted, except where any deficiency, or group of deficiencies, would not have a Material Adverse Effect.

           (ii) Licenses; Other Agreements. The Company is not currently the licensee of any material portion of the Intellectual Property of the Company. There are not outstanding any licenses or agreements of any kind relating to any Intellectual Property owned by the Company, except for agreements with customers of the Company entered into in the ordinary course of the Company's business and other licenses and agreements that, collectively, are not material. The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property, except as the Company may be so obligated in the ordinary course of its business, as disclosed in the Company's SEC Documents or where the aggregate amount of such payments could not reasonably be expected to be material.

            (iii)      No  Infringement.   The  Company  has  not
violated or infringed in any material respect, and is not currently violating or infringing in any material respect, and the Company has not received any communications alleging that the Company (or any of its

CUSIP No. 720035302       Schedule 13D        Page 21 of 67 Pages


employees   or  consultants)  has  violated  or  infringed,   any
Intellectual Property of any other person or entity.

           (iv) Employees and Consultants. To the best of the Company's knowledge, no employee of or consultant to the Company is in material default under any term of any material employment contract, agreement or arrangement relating to Intellectual
Property of the Company or any material non-competition arrangement, other contract or restrictive covenant relating to the Intellectual Property of the Company. The Intellectual Property of the Company (other than any Intellectual Property duly acquired or licensed from third parties) was developed entirely by the employees of or consultants to the Company during the time they were employed or retained by the Company, and to the best knowledge of the Company, at no time during conception or reduction to practice of such Intellectual Property of the Company were any such employees or consultants operating under any grant from a government entity or agency or subject to any employment agreement or invention assignment or non-disclosure agreement or any other obligation with a third party that would materially and adversely affect the Company's rights in the Intellectual Property of the Company. Such Intellectual Property of the Company does not, to the best knowledge of the Company, include any invention or other intellectual property of such employees or consultants made prior to the time such employees or consultants were employed or retained by the Company nor any intellectual property of any previous employer of such employees or consultants nor the intellectual property of any other person or entity.

          (v)  Year 2000 Compliance.

                (a) All of the Company's and its subsidiaries' material products (including products currently under development) will record, store, process and calculate and present calendar dates falling on and after December 31, 1998, and will calculate any information dependent on or relating to such dates in the same manner and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1998, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). All of the Company's and its subsidiaries' material products will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1998. All of the Company's and its subsidiaries' internal computer systems comprised of software, hardware, databases or embedded control systems (microprocessor controlled, robotic or other device) related to the Company's and its subsidiaries' businesses (collectively, a "Business System"), that constitutes any material part of, or is used in connection with the use, operation or enjoyment of, any material tangible or intangible asset or real property of the Company and its subsidiaries, including its accounting systems, are Year 2000 Compliant. The current versions of the Company's and its subsidiaries' software and all other Intellectual Property may be used prior to, during and after December 31, 1998, such that such software and Intellectual Property will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century.

                (b) To the knowledge of the Company, all of the Company's products and the conduct of the Company's business with customers and suppliers will not be materially adversely affected by the advent of the year 2000, the advent of the twenty-first century or the

CUSIP No. 720035302       Schedule 13D        Page 22 of 67 Pages


transition from the twentieth century through the year 2000 and into the twenty-first century. To the knowledge of the Company, neither the Company nor any of its subsidiaries is reasonably likely to incur material expenses arising from or relating to the failure of any of its Business Systems or any products (including all products sold on or prior to the date hereof) as a result of the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000.

      (m) Registration Rights. The Company is not currently subject to any agreement providing any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority.

      (n) Title to Property and Assets. The properties and assets of the Company are owned by the Company free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the properties and assets of the Company. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

      (o) Tax Matters. The Company has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Company has paid in full all taxes that have become due on or prior to the date hereof (and will have paid when due all taxes that become due after the date hereof and prior to the Closing), including penalties and interest, assessments, fees and other charges, other than those being contested in good faith and/or those for which adequate reserves have been provided for.

      (p)   Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Letter and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement , are true and complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (q) Finder's Fee. The Company neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction.

4.    REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
INVESTOR.   The  Investor hereby represents and warrants  to  the
Company, and agrees that:

      (a) Organization Good Standing and Qualification. The Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as presently conducted. The Investor is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

CUSIP No. 720035302       Schedule 13D        Page 23 of 67 Pages


      (b)   Authorization.  The execution of this  Agreement  has
been duly authorized by all necessary corporate action on the part of the Investor. This Agreement constitutes the Investor's legal, valid and binding obligation, enforceable in accordance with its terms, except as may be limited by (a) (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The Investor has full corporate power and authority to enter into this Agreement, except as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      (c) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Investor is required in connection with the purchase of the Preferred Shares by the Investor.

       (d)   Non-Contravention.   The  execution,  delivery   and
performance   of  this  Agreement  by  the  Investor,   and   the
consummation by the Investor of the transactions contemplated hereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Investor; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Investor; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Investor is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Investor under, any contract to which the Investor is a party or any permit, license or similar right relating to the Investor or by which the Investor may be bound or affected.

      (e) Litigation. There is no Action pending that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

      (f) Purchase for Own Account. The Purchased Shares are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares.

      (g) Investment Experience. The Investor understands that the purchase of the Purchased Shares involves substantial risk. The Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

      (h)   Accredited  Investor  Status.   The  Investor  is  an
"accredited   investor"  within  the  meaning  of  Regulation   D
promulgated under the Securities Act.

CUSIP No. 720035302       Schedule 13D        Page 24 of 67 Pages


      (i) Restricted Securities. The Investor understands that the Purchased Shares are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

     (j) Legends. The Investor agrees that the certificates for the Purchased Shares shall bear the following legend:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

In addition, the Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

      (k)   Finder's  Fee.   Investor  neither  is  nor  will  be
obligated for any finder's or broker's fee or commission in connection with this transaction.

5.   CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT CLOSING.

The obligations of the Investor under Sections l and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 shall be true and correct in all material respects on and as of the date of the Disclosure Letter (as defined in Section 7(a)(ii) below) and on and as of the date of the Closing, except as set forth in the Disclosure Letter, with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

CUSIP No. 720035302       Schedule 13D        Page 25 of 67 Pages


      (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

           (i) Certified Charter Documents. A copy of (i) the Certificate of Incorporation certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, (ii) a copy of the Certificate of Designations certified as of a recent date by the Secretary of State of Delaware and
(iii) the Bylaws of the Company (as amended through the date of the Closing) certified by the Secretary of the Company as a true and correct copy thereof as of the Closing.

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the issuance of the Purchased Shares and the shares of Common Stock issuable upon conversion of the Purchased Shares, and the other matters contemplated hereby and thereby.

           (iii) Registrar and Transfer Agent Certificate. A certificate, executed by the Company's registrar and transfer agent certifying the number of outstanding shares of Common Stock of the Company as of a recent date reasonably acceptable to the Investor.

      (e) Opinion of Company Counsel. The Investor will have received an opinion on behalf of the Company, dated as of the date of the Closing, from Ropes & Gray, counsel to the Company, in the form attached as Exhibit B.

      (f) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have occurred any Material
Adverse Effect to the Company.

      (g) Nasdaq Requirements. All requirement of the Nasdaq National Market in connection with the transactions contemplated by this Agreement shall have been complied with by the Company. The shares of Common Stock issuable upon conversion of the Purchased Shares shall have been approved for quotation on the Nasdaq National Market.

      (h)   Investor  Satisfaction with  Review  of  Company  and
Disclosure Letter. The Investor shall be satisfied, in the Investor's sole discretion, with its review of the Company as described in Section 7(a)(i) and the contents of the Disclosure Letter (as defined in Section 7(a)(ii)); provided, however, that the Investor's willingness to proceed with the Closing shall not affect the Company's liability for the breach by the Company of any of its representations or warranties.

      (i) Executive Committee Approval. The Investor shall have obtained the approval from its Executive Committee (in its sole discretion) of the purchase of the Purchased Shares and the consummation of the transactions contemplated by this Agreement.

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CUSIP No. 720035302       Schedule 13D        Page 26 of 67 Pages


      (j) Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Investor in connection with the transactions contemplated hereby.

6.    CONDITIONS  TO THE COMPANY'S OBLIGATIONS AT  CLOSING.   The
obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

        (a) Representations and Warranties True. The representations and warranties of the Investor contained in
Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. The Investor shall have delivered to the Company the Purchase Price as specified in
Section 1(b).

      (d) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

      (f)   Nasdaq Requirements.  All requirement of  the  Nasdaq
National Market in connection with the transactions contemplated by this Agreement shall have been complied with.

      (g) Other Actions. The Investor shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Company in connection with the transactions contemplated hereby.

7.   COVENANTS OF THE PARTIES.

      (a)   Review  of  the  Company by  the  Investor/Disclosure
Letter.

           (i) Review of Company. Between the date hereof and the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, the Investor's authorized agents (including its attorneys and accountants), at the Investor's expense, shall have full authority to commence a complete review of the Company, its assets, properties, business, operations, prospects and condition (financial and otherwise), including records of its counsel

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CUSIP No. 720035302       Schedule 13D        Page 27 of 67 Pages


(except to the extent the disclosure of any such information would likely result in loss of attorney-client privilege with respect to such information). The Company will cooperate fully with such examination and will make full and complete disclosure to the Investor and its representatives of all facts relating to the Company and its assets, properties, liabilities, business, operations, prospects and condition (financial or otherwise). The Company understands that the purchase of the Purchased Shares by the Investor and the other transactions contemplated by this Agreement are expressly conditioned upon the Investor's satisfaction with the results of the examination described in this Section 7(a)(i). The Investor agrees to use all reasonable efforts to complete its review of the Company by February 10, 1999.

           (ii) Disclosure Letter. On or prior to January 20, 1999, the Company shall deliver to the Investor a draft of a disclosure letter, which shall set forth exceptions, if any, to the representations and warranties made by the Company in Article 3 hereof. Such disclosure letter shall be organized such that any exceptions specifically identify the representation and warranty, by section, to which they relate, and shall clearly identify the nature of the exception, to the Investor's reasonable satisfaction. After delivery of such draft to the Investor, the Company and the Investor shall cooperate with one another to revise such draft in a manner that is reasonably acceptable to both parties. The final form of such disclosure letter is referred to herein as the "Disclosure Letter." In any determination of whether the Investor is entitled to indemnification for the breach of any representations or warranties set forth in this Agreement, only the Disclosure Letter (i.e., the final disclosure letter agreed upon by the
Company and the Investor) shall be relevant, and the identification of any matters on any drafts of the Disclosure Letter shall not be introduced as evidence or otherwise used in any manner in connection therewith.

      (b) No Third Party Acquisitions. Until the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, the Company, its affiliates and their respective officers and other employees with managerial responsibilities, directors, representatives and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). Until the earlier of such dates, subject to any obligation the Board of Directors of the Company may have to comply with its fiduciary duties under the laws of the State of Delaware (any such determination to be made by the Board of Directors, in good faith, upon the advice of counsel), neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than the Investor) concerning any Third Party Acquisition. For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than the Investor; (ii) the acquisition by any such person of any material portion of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by any such person of fifteen percent (15%) or more of the outstanding shares of Common Stock of the Company or newly-issued shares that would result in such person holding fifteen percent (15%) of the outstanding shares of Common Stock of the Company after such issuance; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an

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CUSIP No. 720035302       Schedule 13D        Page 28 of 67 Pages


extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than fifty (50%) of the outstanding shares of Common Stock of the Company; or (vi) any other transaction, the substantive effect of which would be substantially equivalent to any of the foregoing.

     (c)  Information Rights.

           (i) Financial Information. The Company covenants and agrees that, commencing on the Closing and continuing for so long as the Investor holds any Purchased Shares, the Company shall:

                (A) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

                (B) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices (except, in the case of any Form 10-Q, as may otherwise be permitted by Form 10-Q), but all of which may be unaudited. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

           (ii)  SEC Filings.  The Company shall deliver  to  the
Investor copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

     (d)  Registration Rights.

          (i)  Definitions.  For purposes of this Section 7(d):

                 (A)    Registration.   The   terms   "register,"
"registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with

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CUSIP No. 720035302       Schedule 13D        Page 29 of 67 Pages


the  Securities Act of 1933, as amended, (the "Securities  Act"),
and   the  declaration  or  ordering  of  effectiveness  of  such registration statement

                  (B)     Registrable   Securities.    The   term
"Registrable Securities" means: (x) the Purchased Shares and any shares of Common Stock of the Company issued or issuable upon conversion of the Purchased Shares; (y) any other shares of Common Stock of the Company acquired by the Investor from the Company after the date hereof; and (z) any shares of Common Stock of the Company or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding Clauses (x) or (y). Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person in a transaction in which rights under this Section 7(d) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

               (C) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of shares of Purchased Shares, shares of Common Stock and other securities that are Registrable Securities and are then issued and outstanding.

                (D) Holder. For purposes of this Section 7(d), the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(d) have been duly assigned in accordance with this Agreement.

                (E) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          (ii) Demand Registration.

                (A) Request by Holders. If (i) the Company shall, following the Closing, receive a written request from the Holders of twenty-five percent (25%) of the Purchased Shares issued as of the Closing, that the Company file a registration statement under the Securities Act on Form S-3 or such other form as such Holders (upon the advice of the underwriters, if any, engaged by such Holders) may request (including a "shelf" registration statement, if requested by such Holders, during any period of time that Rule 144 is not available as an exemption for the sale in a single 90-day period of all of the Registrable Securities that any such Holder desires to sell, in which case the Company would maintain the effectiveness of such "shelf" registration statement until all such Registrable Securities could be sold under Rule 144 in a single 90-day period) covering the registration of Registrable Securities, and (ii) the expected gross proceeds of the sale of Registrable Securities under such registration statement would equal or exceed Five Million Dollars ($5,000,000), then the Company shall, within ten (10) business

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CUSIP No. 720035302       Schedule 13D        Page 30 of 67 Pages


days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to Section 7(d)(iii), other than a registration from which the Registrable Securities of Holders have been excluded with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration; provided, however, that the Company shall have no obligation to cause any registration statement contemplated by this Section 7(d)(ii) to become effective prior to the one hundred and eightieth (180th) day after the Closing Date; provided, further, that the Company shall have no obligation to cause any "shelf" registration statement contemplated by this Section 7(d)(ii) to become effective prior to the first anniversary of the Closing Date. If requested by such Holders, upon the advice of the underwriters, if any, engaged by such Holders, the Company shall register such Registrable Securities on Form S-1 or any successor registration form.

                (B)  Underwriting.  If the Holders initiating the
registration request under this Section 7(d)(ii) ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 7(d)(ii)(A). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 180 days if required by such underwriters). Notwithstanding any other provision of this Section 7(d)(ii), if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable
Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder other than the Holders are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

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CUSIP No. 720035302       Schedule 13D        Page 31 of 67 Pages


                (C)  Maximum Number of Demand Registrations.  The
Company shall be obligated to effect only three (3) such registration pursuant to this Section 7(d)(ii).

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(d)(ii) a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period.

           (E) Expenses. All expenses incurred in connection with any registration pursuant to this Section 7(d)(ii), including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 7(d)(ii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 7(d)(ii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of such majority agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 7(d)(ii) (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (l) such demand registration); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 7(d)(ii).

           (iii) Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within twenty
(20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to

CUSIP No. 720035302       Schedule 13D        Page 32 of 67 Pages


have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                (A)   Underwriting.  If a registration  statement
under which the Company gives notice under this Section 7(d)(iii) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 180 days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided, however, that the securities to be included in the registration and the underwriting shall be allocated, (1) first to the Company (provided, however, that a minimum of twenty-five percent (25%) of the number of Registrable Securities held by each Holder (where any Registrable Securities that are not shares of Common Stock but are exercisable or exchangeable for, or convertible into, shares of Common Stock, shall be deemed to have been so exercised, exchanged or converted for such purpose) must also in any event be included if requested by any such Holder), (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with Clause (1), to each of the Holders (to the extent not included pursuant to Clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such Holder, and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with Clauses (1) and (2), any other shares of Common Stock or other securities of the Company. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                 (B) Expenses. All expenses incurred in connection with a registration pursuant to this Section 7(d)(iii) (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky"

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CUSIP No. 720035302       Schedule 13D        Page 33 of 67 Pages


registration,  filing  and  qualification  fees,  printers'   and
accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

                 (C) Not Demand Registration. Registration pursuant to this Section 7(d)(iii) shall not be deemed to be a demand registration as described in Section 7(d)(ii) above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 7(b)(iii).

           (iv) Form S-3 Registration. If requested by the Investor, the Company shall use all reasonable commercial efforts to cause to be filed and become effective with the SEC a Registration Statement on Form S-3 relating to all of the Registrable Securities (in the event such registration statement is not effective on such date, the Company shall continue to use all reasonable commercial efforts to cause it to become effective until it becomes effective), such Registration Statement to be effected only for sales or other transfers by the Investor in connection with offerings, sales and transfers not constituting an underwritten public offering; provided, however, that the Company shall not be obligated to cause such registration statement to become effective before the one hundred eighty-first (181st) day following the Closing Date; provided, further, that in the event Form S-3 is not available to the Company, the Company shall file such other form as may be available if Holders who hold Registrable Securities with a market value of at least One Million Dollars ($1,000,000) deliver a written request to the Company that the Company do so, where such market value is determined as of the date of such written request. The Company shall use its best efforts to cause any such Registration Statement to become effective as promptly as possible after such filing (but shall not be required to cause such Registration Statement to become effective prior to the one hundred eighty-first (181st) day following the Closing Date) and shall also use its best efforts to obtain any related qualifications, registrations or other compliances that may be necessary under any applicable "blue sky" laws. In connection with such registration, the Company will:

                (A)  Notice.  Promptly give written notice to the
Holders   of   the   proposed  registration   and   any   related
qualification or compliance; and

                (B) Registration. Effect such registration and all such qualifications and compliances and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities on and after the one hundred and eightieth (180th) day following the Closing Date; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 7(d)(iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

               (C) Expenses. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 7(d)(iv), excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders, including federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel.

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CUSIP No. 720035302       Schedule 13D        Page 34 of 67 Pages


                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(d)(iv), a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period, and the period of time that the Company is obligated to maintain the effectiveness of any registration statement under Clause (F) below shall be extended for the length of any such period of deferral.

                 (E)    Not   Demand  Registration.    Form   S-3
registrations shall not be deemed to be demand registrations as described in Section 7(d)(ii) above.

                (F) Maintenance. The Company shall use all reasonable commercial efforts to maintain the effectiveness of any Form S-3 registration statement filed under this Section 7(d)(iv) until the earlier of: (a) the date on which all of the Registrable Securities have been sold; and (b) the first anniversary of the effective date of such registration statement; provided, however, that unless all of the Registrable Securities held by the Investor as of such first anniversary could then be sold in a single transaction in accordance with Rule 144 under the Securities Act without exceeding the volume limitations thereof, if the Company receives written notice from the Investor that the Investor may be deemed to be an "affiliate" of the Company for purposes of the Securities Act, the date in this Clause (b) shall be extended until the Investor advises the Company that it no longer believes it may be deemed such an "affiliate."

           (v) Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

                (A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except as otherwise required by in this Section 7(d), the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

               (B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                (C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

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CUSIP No. 720035302       Schedule 13D        Page 35 of 67 Pages


                 (D) Blue Sky. Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (E)    Underwriting.   In  the  event   of   any
underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering.

                 (F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                (G) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) in the event that such securities are being sold through underwriters, a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters and to the Holders requesting registration of Registrable Securities.

           (vi) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 7(d)(ii), (iii) or (iv) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

            (vii)       Indemnification.   In   the   event   any
Registrable Securities are included in a registration statement under Sections 7(d)(ii), (iii) or (iv):

CUSIP No. 720035302       Schedule 13D        Page 36 of 67 Pages


                (A) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended, against any losses, claims, damages, or Liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                     (x)   any untrue statement or alleged untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                     (y)   the  omission or alleged  omission  to
state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                     (z)   any violation or alleged violation  by
the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person of such Holder.

                (B) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case

CUSIP No. 720035302       Schedule 13D        Page 37 of 67 Pages


to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

                 (C) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

                (D) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                (E) Contribution. In order to provide for just and equitable contribution to joint liability under the
Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in

CUSIP No. 720035302       Schedule 13D        Page 38 of 67 Pages


such case notwithstanding the fact that this section provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case:
(A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (F) Survival. The obligations of the Company and Holders under this Section 7(d)(vii) shall survive until the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

           (viii) Termination of the Company's Obligations. The Company shall have no obligations pursuant to this Section 7(d) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 7(d)(ii),
(iii) or (iv) more than four (4) years after the Closing Date.

           (ix) No Registration Rights to Third Parties. Without the prior written consent of the Holders of sixty-six and two-thirds percent (66 2/3%) of the Series A Preferred Stock then outstanding, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form S-3 registration rights described in this Section 7, or otherwise) relating to shares of the Company's Common Stock or any other securities of the Company that are pari passu or superior to the rights granted under this Section 7(d).

            (x)   Suspension  Provisions.   Notwithstanding   the
foregoing subsections of this Section 7(d), the Company shall not be required to take any action with respect to the registration or the declaration of effectiveness of the registration statement following written notice to the Holders from the Company (a "Suspension Notice") of the existence of any state of facts or the happening of any event (including pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event that the Company believes, in good faith, requires additional disclosure of material, non-public information by the Company in the registration statement that the Company believes it has a bona fide business purpose for preserving confidentiality or that renders the Company unable to comply with the published rules and regulations of the SEC promulgated under the Securities Act or the Securities Exchange Act, as in effect at any relevant time (the "Rules and
Regulations")) that would result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document

CUSIP No. 720035302       Schedule 13D        Page 39 of 67 Pages


incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company (1) shall not issue a Suspension Notice more than once in any 12 month period, (2) shall use its best efforts to remedy, as promptly as practicable, but in any event within ninety (90) days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Company's Common Stock. Upon receipt of a Suspension Notice from the Company, all time limits applicable to the Holders under this Section 7(d) shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the
Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company (which the Company shall prepare promptly), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Company, the Holders will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

       (e)    Obligations  Regarding  Confidential   Information.
Confidential  Information  (as  defined  below)  shall   not   be
disclosed by any party hereto to any third party except in accordance with the provisions set forth below. For purposes of this Agreement, the term "Confidential Information" refers to the following items: (i) the existence of this Agreement , and (ii) the terms and provisions of this Agreement, provided, however, that Confidential Information shall not include any information that was (i) publicly known and generally available in the public domain prior to its disclosure by the Company, (ii) becomes publicly known and generally available in the public domain through no action or inaction on the part of the Company or (iii) becomes publicly known by written consent or other action of the Investor.

           (i) Press Releases, Etc. No announcement regarding the Confidential Information in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise may be made without the prior written consent of each of the parties hereto.

            (ii) Permitted Disclosures. Notwithstanding the foregoing, (i) any party may disclose any of the Confidential Information to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations (the Company shall be responsible for any failure of any such person to comply with the provisions of this Section 7(e)); and (ii) the Investor may disclose its investment in the Company and other Confidential Information to third parties or to the public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by the Investor.

CUSIP No. 720035302       Schedule 13D        Page 40 of 67 Pages


           (iii) Legally Compelled Disclosure. Except to the extent required by law or judicial or administrative order or except as provided herein, the Company shall not disclose any Confidential Information without the Investor's prior written approval; provided, however, that the Company may disclose any Confidential Information, to the extent required by law or judicial or administrative order, provided that if such disclosure is pursuant to judicial or administrative order, the Company will notify the Investor promptly before such disclosure and will cooperate with the Investor to seek confidential treatment with respect to the disclosure if requested by the Investor and provided further that if such disclosure is required pursuant to law or the rules and regulations of any federal, state or local governmental authority or any regulatory body, the parties will cooperate to seek confidential treatment to the maximum extent, in the reasonable judgment of counsel of the Company, possible under law. Notwithstanding the foregoing provisions or any other provision to the contrary, the Company agrees that, except to the extent required by judicial or administrative order, which the Company shall resist to the maximum extent possible under law, the Company will not file this Agreement (the "Exhibit Filing") with any governmental authority or any regulatory body; provided, however, that to the extent required under the Rules and Regulations, upon the advice of counsel, the Company may (A) file this Agreement as an exhibit to any filing required to be made by the Company under the Exchange Act, (B) identify the Investor as "Intel Corporation" and (C) describe the material terms of the Investor's investment. The Company agrees that it will provide the Investor with drafts of any documents, press releases or other filings (including the filing permitted by the proviso of the immediately preceding sentence) in which the Company desires to disclose this Agreement, the transactions contemplated hereby or any other Confidential Information is disclosed at least three (3) business days prior to the filing or disclosure thereof, and that it will make any changes to such materials as requested by the Investor unless advised by counsel that the Rules and Regulations require otherwise. Unless permitted by the terms of this Section, the Company will not disclose any Confidential Information or file this Agreement if the Investor has objected to such disclosure or filing. The Company will not, except as permitted above, file this Agreement with any governmental authority or any regulatory body, or disclose the identity of the Investor or any other Confidential Information in any filing.

           (iv) Joint Press Release. Prior to the execution of this Agreement, the parties will agree on the content of a joint press release announcing the existence of this Agreement, which press release will be issued promptly following the execution of this Agreement at a time mutually agreed upon by the parties.

            (v)    Confidential  Information  of  Third  Parties.
Neither party will be required to disclose to the other any confidential information of any third party without having first obtained such third party's prior written consent; provided, however, that in connection with the Investor's review of the Company contemplated by Section 7(a), the Company shall identify to the Investor, to the extent permitted by any confidentiality obligation the Company may be subject to, the general nature of any confidential information that the Company is prohibited from disclosing to the Investor including, if not prohibited by any confidentiality obligation the Company may be subject to, the name of the third party. In any event, the Company shall advise the Investor of the fact that it has not communicated to the Investor confidential information of any third party if the Investor has requested information of the nature not disclosed or the failure

CUSIP No. 720035302       Schedule 13D        Page 41 of 67 Pages


to disclose such information in the Disclosure Letter would constitute a breach of any representation or warranty in this Agreement.

          (vi) Other Information. The provisions of this Section 7(e) shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Additional disclosures and exchange of confidential information between the Company and the Investor
(including any exchanges of information with any the Investor board observer) shall be governed by the terms of the Corporate Non-Disclosure Agreement No. 2722411, dated October 7, 1998, executed by the Company and the Investor, and any Confidential Information Transmittal Records provided in connection therewith.

     (f)  Board and Committee Observer.

           (1) So long as the Investor, together with its subsidiaries of which the Investor beneficially owns, either directly or indirectly, at least fifty percent (50%) of the voting securities and a majority of the Board of Directors or other equivalent governing body (each a "Majority Owned Subsidiary" and collectively, the "Majority Owned Subsidiaries"), hold the equivalent of at least fifty percent of the Purchased Shares (where any shares of Common Stock held by the Investor or such Majority Owned Subsidiaries as the result of the conversion of any Purchased Shares shall be treated as if they had not been converted for these purposes), such number to be proportionately adjusted for stock splits, stock dividends and similar events, the Company will permit a representative of the Investor, reasonably acceptable to the Company (the "Representative"), to attend all meetings of the Company's Board of Directors (the "Board") and all committees of the Board, whether in person, telephonic or other, in a non-voting, observer capacity and shall provide to the Investor, concurrently with the members of the Board or such Board committee, notice of such meeting and a copy of all materials provided to such members. A majority of the disinterested members of the Board shall be entitled to recuse the Representative from portions of any Board or Board committee meeting and to redact portions of Board or Board committee materials delivered to the Representative where and to the extent that such majority determines by resolution, in good faith, that:
(a) such recusal is reasonably necessary, in the opinion of counsel to the Company, to preserve attorney-client privilege with respect to a material matter; or (b) the presence of the Representative would result in a material conflict of interest such that such presence is reasonably likely to materially inhibit deliberations by the Board.

            (2) Exchanges of confidential and proprietary information between the Company and the Investor Representative shall be governed by the terms of the Corporate Non-Disclosure Agreement No. 2722411, dated October 7, 1998, executed by the Company and the Investor, and any Confidential Information Transmittal Records provided in connection therewith. The Company acknowledges that the Representative may, from time to time, have information that may be of interest to the Company ("Information") regarding a wide variety of matters including, by way of example only, (a) the Investor's technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments the Investor has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, companies, technologies,

CUSIP No. 720035302       Schedule 13D        Page 42 of 67 Pages


products and services that may be competitive with the Company's, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including companies that may be competitive with the Company. The Company recognizes that a portion of such Information may be of interest to the Company. Such Information may or may not be known by the Representative. The Company, as a material part of the consideration for this Agreement, agrees that the Investor and its Representative shall have no duty to disclose any Information to the Company or permit the Company to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit the Investor's ability to pursue opportunities based on such Information or that would require the Investor or Representative to disclose any such Information to the Company or offer any opportunity relating thereto to the Company.

     (g)  Rights of Participation.

           (i) General. As used in this Agreement, the "Initial Rights Period" means the period from the date hereof until the earlier of: (1) such time as the Investor, together with its Majority Owned Subsidiaries, no longer hold the equivalent of at least fifty percent (50%) of the Purchased Shares (where any shares of Common Stock held by the Investor or such Majority Owned Subsidiaries as a result of conversion of the Purchased Shares shall be treated as if they had not been converted for these purposes), such number to be proportionately adjusted for stock splits, stock dividends and similar events, or (2) April 18, 2000. During the Initial Rights Period, the Investor and
each other person or entity to whom rights under this Section 7(g) have been duly assigned (each of the Investor and each such assignee, a "Participation Rights Holder") shall have a right of first refusal to purchase such Participation Rights Holder's Pro Rata Share (as defined below) of all New Securities (as defined below) that the Company may from time to time issue during such period (such New Securities would be allocated among the Participation Rights Holders who elect to exercise their right to purchase such New Securities on a pro rata basis according to the number of Purchased Shares held by each such Participation Rights Holder (where any shares of Common Stock held as a result of conversion of Purchased Shares shall be deemed for these purposes to still be Purchased Shares)). The rights described in the preceding sentence, as further described in this Clause (g), are referred to as the "Right of Participation". Notwithstanding the foregoing, a Participation Rights Holder shall not have the Right of Participation with respect to any issuance of New Securities that would result in less than a ten percent (10%) reduction in such Participation Rights Holder's Pro Rata Share (where prior issuances of New Securities in which the such Participation Rights Holder was not entitled to participate are aggregated with the issuance in question for purposes of such ten percent (10%) calculation).

           (ii) Pro Rata Share. "Pro Rata Share" means, with respect to each Participation Rights Holder, the ratio of the following numbers calculated immediately prior to the issuance of the New Securities giving rise to the Right of Participation:
(A) the Participant Share Number (as defined below) for such Participation Rights Holder, to (B) the difference between (1) the sum of (a) the total number of shares of Common Stock, Series A Preferred Stock and other voting capital stock of the Company then outstanding, plus (b) the number of

CUSIP No. 720035302       Schedule 13D        Page 43 of 67 Pages


shares of voting capital stock issuable upon the exercise, conversion or exchange of any other security of the Company then outstanding and (2) the number of Dilutive Securities issued since the last Notice Date excluding any Maintenance Securities issued pursuant to the last Maintenance Notice.

           (iii) New Securities. "New Securities" means any Common Stock, Preferred Stock or other voting capital stock or security of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock or other voting capital stock or security, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for Common Stock, Preferred Stock or other voting capital stock or security; provided, however, that the term "New Securities" shall not include:

                (A) any shares of Common Stock (or options or warrants therefor) issued to employees, officers, directors or consultants of the Company pursuant to any stock purchase, stock option, stock incentive and other employee benefit plans, and agreements having similar purpose and effect, approved by the Board;

                (B) the Purchased Shares issued under this Agreement;

               (C) shares of Common Stock issued upon conversion of any Purchased Shares;

                (D) any securities issued in connection with any stock split stock, dividend or other similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities issued upon the exercise, conversion or exchange of any outstanding security if such outstanding security constituted a New Security; or

                 (F) any securities issued pursuant to the acquisition of another Person, or subsidiary or division thereof, by the Company by consolidation, merger, purchase of assets, or other reorganization.

           (iv) Participant Share Number. "Participant Share Number", with respect to a Participant Rights Holder, means the sum of (1) the number of Purchased Shares held by such Participant, (2) the number of shares of Common Stock converted from Series A Preferred Stock held by such Participant, (3) the number of shares of other voting capital stock or security of the Company held by such Participant, and (4) the number of shares of Series A Preferred Stock, Common Stock or other voting capital stock or security issuable upon the exercise, conversion or exchange of any other security of the Company held by such Participant.

           (v) Purchase Price. The purchase price paid by the Participant Rights Holder for the New Securities shall equal the lower of (1) the sales price of the New Securities, and (2) the average Market Price (as defined below) of such New Securities over the ten (10) trading days immediately preceding the date on which the Participation Rights Holder elects to purchase such New Securities.

CUSIP No. 720035302       Schedule 13D        Page 44 of 67 Pages


           (vi) Alternative Purchase Price. At the Company's election, if, in written opinion of the Company's independent auditors, made available to each Participation Rights Holder upon request, the effect of determining the purchase price after such issuance pursuant to Clause (v) above would require the Company to take a charge against earnings in accordance with GAAP, then for purposes of this Section 7(g), the purchase price shall mean the Market Price on the date the Participation Rights Holder elects to purchase New Securities.

           (vii) Procedures. If the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) in circumstances that entitled a Participation Rights Holder to participate therein in accordance this Clause (g), the Company shall give to each Participation Rights Holder written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Participation Rights Holder shall have fifteen
(15) business days from the date of receipt of any such Participation Notice to agree in writing to purchase up to the maximum number of such New Securities that such Participation Rights Holder is entitled to purchase for the purchase price specified in Clause (v) above and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such maximum). If any Participation Rights Holder fails to so agree in writing within such 15 business day period, then such Participation Rights Holder shall forfeit the right hereunder to participate in such sale of New
Securities; provided, however, that until the expiration of the Initial Rights Period, any Participation Rights Holders that have elected to exercise their Right of Participation shall be entitled to exercise such right with respect to any New Securities where such right has been forfeited by such other Participation Rights Holder(s), and the Company shall follow repeat the procedures set forth in this Clause (g)(v) to ascertain whether the electing Participation Rights Holders desire to purchase such other New Securities. All sales hereunder shall be consummated concurrently with the closing of the transaction triggering the Right of Participation.

           (ix) Failure to Exercise. Upon the expiration of such fifteen (15) business day period, the Company shall have one hundred twenty (120) days thereafter, subject to extensions for regulatory compliance, to sell the New Securities described in the Participation Notice (with respect to which the Participation Rights Holders' rights of first refusal hereunder were not exercised), or enter into an agreement to do so within sixty (60) days thereafter (which agreement must be consummated within one hundred twenty (120) days after its execution, subject to extensions for regulatory compliance), at the price (or a higher price) and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. If the Company has not issued and sold such New Securities within such 120-day period, or entered into an agreement to do so within sixty (60) days thereafter (and consummated such agreement within such 120-day period), then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Participation Rights Holders pursuant to this Section 7(g).

     (h)  Right of Maintenance.

CUSIP No. 720035302       Schedule 13D        Page 45 of 67 Pages


           (i) General. Each Participation Rights Holder shall, pursuant to the terms and conditions of this Section 7(h), have the right to purchase from the Company Dilutive Securities (as defined below) ("Maintenance Securities"), as a result of issuances by the Company of Dilutive Securities that from time to time are issued after the Closing Date and before the expiration of the Initial Rights Period, solely in order to maintain such Participation Rights Holder's Prior Percentage Interest (as defined below) in the Company (the "Right of Maintenance"). Each right to purchase Maintenance Securities pursuant to this Section 7(h) shall be on the same terms (other than price to the extent provided otherwise below) as the issuance of the Dilutive Securities that gave rise to the right to purchase such Maintenance Securities.

           (ii) Dilutive Securities. "Dilutive Securities" means any Common Stock, Preferred Stock or other voting capital stock or security (including, without limitation, any Common Stock, voting Preferred Stock or other voting capital stock or security issued upon the exercise, conversion or exchange of any other securities) of the Company, whether now authorized or not; provided, however, that the term "Dilutive Securities" shall not include:

                (A) the Purchased Shares issued under this Agreement;

               (B) shares of Common Stock issued upon conversion of any Purchased Shares;

                (C) any securities issued in connection with any stock split, stock dividend or similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (D) any securities for which the issuance gave rise to a Right of Participation (regardless of whether any such right was exercised) or to a Corporate Event;

                (E) any securities issuable upon the exercise, conversion or exchange of any securities described in (C) or (D) above; or

                (F) shares of Common Stock issued as awards, including pursuant to exercise of options granted, to employees, officers and directors under any plans approved by the Board.

           (iii) Purchase Price. The per share "Purchase Price" of the Maintenance Securities shall equal the lower of (1) the sales price of the Dilutive Securities, (2) the price agreed to in good faith between by the Board of Directors and the Participation Rights Holder and (3) the average Market Price (as defined below) of such Maintenance Securities over the ten (10) trading days immediately preceding the date on which the
Participation Rights Holder elects to purchase such Maintenance Securities. If the issuance of any Dilutive Securities occurs upon the exercise, conversion or exchange of other securities ("Exchangeable Securities"), then the per share price at which such Dilutive Securities shall be deemed to have been issued shall be the sum of (x) the per share amount paid upon such exercise, conversion or exchange, plus (y) the per share amount previously paid for the Exchangeable Securities (adjusted for any stock splits, stock dividends or other similar events). For purposes of this Section 7(h)(iii), "Market Price"

CUSIP No. 720035302       Schedule 13D        Page 46 of 67 Pages


means, as to any Maintenance Securities on a given day, the average of the closing prices of such security's sales on the principal domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on such day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked closing prices quoted on the Nasdaq National Market on such day, or, if on any day such security is not quoted on the Nasdaq National Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization. If at any time the Maintenance Securities are not listed on any domestic securities exchange or quoted on the Nasdaq National Market or the domestic over-the-counter market ("Unlisted Securities"), the "Market Price" shall be the fair value thereof determined jointly by the Company and the Holder.

           (iv)  Alternative Purchase Price.   At  the  Company's
election, if a Participation Rights Holder does not elect to purchase its Maintenance Amount at the time of issuance of any Dilutive Securities specified in a Maintenance Note, and in the written opinion of the Company's independent auditors, made available to each Participation Rights Holder upon request, the effect of determining the Purchase Price after such issuance pursuant to Clause (iii) above would require the Company to take a charge against earnings in accordance with GAAP, then for purposes of this Section 7(h), "Purchase Price" shall mean the Market Price on the date the Participation Rights Holder elects to purchase its Maintenance Amount.

           (v) Consideration Other than Cash. If Dilutive Securities or Exchangeable Securities were issued for consideration other than cash, the per share amounts paid for such Dilutive Securities or Exchangeable Securities shall be determined jointly in good faith by the Company and the Participation Rights Holder.

           (vi) Appraiser. If the Company and the Participation Rights Holder are unable to reach agreement within a reasonable period of time with respect to (1) the Market Price of Unlisted Securities or (2) the per share amounts paid for Dilutive
Securities or Exchangeable Securities issued for consideration other than cash, such Market Price or per share amounts paid, as the case may be, shall be determined by an appraiser jointly selected by the Company and the Participation Rights Holder. The determination of such appraiser shall be final and binding on the Company and the Participation Rights Holder. The fees and expenses of such appraiser shall be borne jointly by the Company and such Participation Rights Holder.

           (vii) Prior Percentage Interest. A Participation Rights Holder's "Prior Percentage Interest" for purposes of the Right of Maintenance is the ratio of (A) the Participant Share Number for such Participation Rights Holder as of the date of such Maintenance Notice (the "Notice Date"), to (B) the difference between (1) the sum of (a) the total number of shares of Common Stock, Series A Preferred Stock and other voting capital stock and securities of the Company outstanding on the Notice Date, plus, (b) the number of shares of voting capital stock or securities issuable upon the exercise, conversion or exchange of any other security of the Company outstanding as of such date (assuming, for purposes of Clauses (a) and (b), the Common Stock or other securities described in such Maintenance Notice are deemed not issued), and (2) the total number of Dilutive Securities issued since the later of the Closing Date and the

CUSIP No. 720035302       Schedule 13D        Page 47 of 67 Pages


last Notice Date (but excluding any Maintenance Securities issued pursuant to the last Maintenance Notice).

           (viii) Maintenance Amount. A Participation Rights Holder's "Maintenance Amount" with respect to any Maintenance Notice shall equal such number of Maintenance Securities as shall (upon purchase thereof in full by the Participation Rights Holder) enable such Participation Rights Holder to maintain its Prior Percentage Interest on a fully-diluted basis. As an example, assume that the Company had 10,000 shares outstanding and the Participation Rights Holder holds 20% of such shares (or 2,000 shares). The Company first issues 400 shares to a third party ("Issuance 1"), an amount insufficient to trigger a Notice of Issuance pursuant to Section 7(h)(ix). The Company then proposes to issue 4,600 shares to a third party ("Issuance 2"), an amount that triggers a Maintenance Notice. The Participation Rights Holder shall have the right to maintain its 20% interest after considering Issuances 1 and 2 and the new shares issued to the Participation Rights Holder. In this example, the Participation Rights Holder shall have the right to purchase an additional 1,250 shares, thereby resulting in the Participation Rights Holder holding 20% of the securities outstanding (3,250 shares out of 16,250 shares).

            (ix) Maintenance Notice. At least fifteen (15) business days before each issuance of Dilutive Securities that when cumulated with all prior issuances of Dilutive Securities since the later of (i) the Closing Date and (ii) the date of the last Notice Date (which, as a result of which, the Participation Rights Holder had an opportunity to purchase Maintenance Securities), would result in a ten percent (10%) or greater reduction in a Participation Rights Holders' Prior Percentage Interest, the Company shall give to each Participation Rights Holder written notice (the "Maintenance Notice") describing the number of Dilutive Securities issued since such prior Notice Date and the price and non-price terms upon which the Company issued such Dilutive Securities, and the Maintenance Amount that such Participation Rights Holder is entitled to purchase as a result of such issuances.

            (x) Purchase of Maintenance Securities. If a Participation Rights Holder exercises its right to purchase Dilutive Securities, such Participation Rights Holder shall have thirty (30) days after the issuance of the Dilutive Securities specified in the applicable Maintenance Notice to purchase its Maintenance Amount at the Purchase Price (as determined in accordance with this Section 7(h)) and upon the other terms and conditions specified in the Maintenance Notice. The closing of such purchase shall occur within ten (10) days after such election to purchase. If any Participation Rights Holder fails to elect to purchase such Participation Rights Holder's full Maintenance Amount of Maintenance Securities within such 30-day period, then such Participation Rights Holder shall forfeit the right hereunder to purchase that part of its Maintenance Amount that it did not so elect to purchase.

          (xi) Termination.  The Company's obligations under this
Section  7(h) shall terminate upon the expiration of the  Initial
Rights Period.

     (i)  Rights in the Event of a Corporate Event.

           (1) Corporate Events. A "Corporate Event" shall mean any of the following, whether accomplished through one or a series of related transactions: (A) any transaction, other

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CUSIP No. 720035302       Schedule 13D        Page 48 of 67 Pages


than an issuance of securities in connection with the acquisition of an unaffiliated third party in an arms length transaction, that results in a greater than twenty percent (20%) change in the total outstanding number of voting securities (which, for purposes of this Agreement, shall mean all securities of the Company that presently are, or would be upon conversion, exchange or exercise, entitled to vote in the election of directors) of the Company immediately prior to such issuance (other than any such change solely as a result of a stock split, stock dividend or other recapitalization affecting holders of Common Stock and other classes of voting securities of the Company on a pro rata basis); (B) an acquisition of the Company or any of its "Significant Subsidiaries" (as defined in the SEC's Rule 1-02(w) of Regulation S-X) by consolidation, merger (regardless of whether the Company is the survivor of such merger or not), share purchase or exchange or other reorganization or transaction in which the holders of the Company's or such Significant Subsidiary's outstanding voting securities immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the Company, any such Significant Subsidiary or the Person issuing such securities or surviving such transaction, as the case may be; (C) the acquisition of all or substantially all the assets of the Company or any Significant Subsidiary; (D) the grant by the Company or any of its Significant Subsidiaries of an exclusive license for any material portion of the Company's or such Significant Subsidiary's Intellectual Property to a Person other than the Investor or any of its subsidiaries; and
(E) any transaction or series of related transactions that results in the failure of the majority of the members of the Board immediately prior to the closing of such transaction or series of related transactions failing to constitute a majority of the Board (or its successor) immediately following such transaction or series of related transactions.

           (2) Notice of Corporate Events. Until expiration of the Initial Rights Period, the Company shall provide the Investor with detailed written notice of terms of any offer (written or oral) from any Person for a proposed Corporate Event. Any notice shall be delivered to the Investor as soon as practicable but no later than two (2) business days after the date the Company first becomes aware of such offer or proposed Corporate Event. Without limiting the generality of the foregoing, such notice shall set forth the identity(ies) of the Person(s) involved, the consideration to be paid and all other material terms and conditions. If such offer is in writing (whether in the form of a letter of intent, term sheet or otherwise), the Company shall deliver a copy thereof to the Investor.

          (3) Right of Notification and Negotiation. During the Initial Rights Period, the Company shall, prior to the Board's approving or disapproving a Corporate Event or the Company's or any of its subsidiaries' entering into a definitive agreement with respect to a Corporate Event, notify the Investor of all material terms and conditions of such Corporate Event and then attempt to negotiate in good faith with the Investor for a period of not less than ten (10) business days for the Investor to acquire the Company (or Significant Subsidiary, assets or license, as the case may be) or enter into another Corporate Event with the Company. During such ten (10) business day period, the Investor shall be entitled to conduct due diligence with the reasonable cooperation of the Company. During such ten
(10) business day period, any alternative proposal made by the Investor shall be submitted by the Company to the Board and the Board shall, in good faith, either approve or disapprove by resolution the Investor's alternative proposal. To the extent that the Company and the Investor do not enter into an agreement with respect to such an acquisition or other Corporate Event with the Investor during

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CUSIP No. 720035302       Schedule 13D        Page 49 of 67 Pages


such ten (10) business day period, the Board shall be free to approve or disapprove such Corporate Event, and the Company shall be free to enter into a definitive agreement with respect to a Corporate Event with a third party and subsequently consummate such Corporate Event; provided, however, that such definitive agreement is entered into within thirty (30) days (subject to extensions for regulatory compliance) following termination of such ten (10) business day period; provided further, that if during such ten (10) business day period, the Investor shall have made a written offer for the acquisition of the Company, the Corporate Event with such a third party shall be for at least at the price offered by the Investor and on other terms no less favorable to shareholders of the Company than the terms of the offer proposed by the Investor with respect to shareholders other than the Investor.

            (4)   Notice  of  Ten  Percent  Acquisitions.   Until
expiration of the Initial Rights Period, the Company shall provide the Investor with detailed written notice of the earlier of the following events: (a) the Company's first becoming aware of any Person acquiring outstanding voting securities of the Company such that following such acquisition such Person owns ten percent (10%) or more of the Company's outstanding voting securities, or (b) the terms of any offer or proposal (written or oral) from any Person such that following the consummation of any such offer or proposal such Person would own ten percent (10%) or more of the Company's outstanding voting securities. Any notice shall be delivered to the Investor within two (2) business days after the date the Company first becomes aware of such acquisition, offer or proposal. Such notice shall set forth, to the extent known by Company, the identity(ies) of the Person(s) involved, the consideration paid or to be paid and all other material terms and conditions. If such offer or proposal is in writing (whether in the form of a letter of intent, term sheet or otherwise), the Company shall deliver a copy thereof to the Investor.

     (j) Nasdaq National Market. The Company shall use its best efforts to cause the shares of Common Stock issuable upon exercise of the Purchased Shares to be approved for quotation on the Nasdaq National Market as promptly as practicable after the date hereof.

8.   INDEMNIFICATION.

     (a)  Agreement to Indemnify.

           (i) Company Indemnity. The Investor, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8 by the Company with respect to any and all Damages (as defined below) incurred by any Investor Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement (including any exhibits and schedules hereto). Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by Section 7(b) and not this Section 8.

           (ii) Investor Indemnity. The Company, its respective Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held

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CUSIP No. 720035302       Schedule 13D        Page 50 of 67 Pages


harmless to the extent set forth in this Section 8, by the Investor, in respect of any and all Damages incurred by any Company Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Investor in this Agreement. Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by
Section 7(b) and not this Section 8.

           (iii)     Equitable Relief.  Nothing set forth in this
Section 8 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

      (b) Survival. All representations and warranties of the Investor and the Company contained herein and all claims of any Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach hereof, shall survive the Closing until the third anniversary of the date of this Agreement, regardless of whether the applicable statute of limitations, including extensions thereof, may expire. All
covenants  and  agreements  of  the  Investor  and  the   Company
contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of two years following the non-breaching party's obtaining actual knowledge of such breach.

     (c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this
Section 8 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (a) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (b) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages reasonably and proximately incurred by such Indemnitee in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not

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CUSIP No. 720035302       Schedule 13D        Page 51 of 67 Pages


agreed upon within thirty days after the one day mediation, either party may begin litigation proceedings. Nothing in this section shall be deemed to require arbitration.

      (d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 8 resulting from or arising out of any claim or Proceeding against an Indemnitee by a person or entity that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnifying Party with respect to such claim or Proceeding acknowledges to the Indemnitee the Indemnitee's right to indemnity pursuant hereto to the extent provided herein (as such claim may have been modified through written agreement of the parties) and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such claim or Proceeding is decided adversely; provided, however, that nothing set forth herein shall be deemed to require the Indemnifying Party to waive any crossclaims or counterclaims the Indemnifying Party may have against the Indemnified Party for damages. The Indemnified Party shall be entitled to retain separate counsel, reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall determine, upon the written advice of counsel, that an actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party in connection with such Proceeding. The Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such separate counsel to the extent the Indemnified Party is entitled to indemnification by the Indemnifying Party with respect to such claim or Proceeding under this Section 8(d). If the Indemnifying Party assumes the defense of any such claim or Proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or
Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or Proceeding in accordance with this Section 8(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnifying party shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to its conduct of business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim, including any reasonably foreseeable collateral consequences thereof. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, cooperate fully with the Indemnifying Party in the defense of any claim or Proceeding being defended by the Indemnifying Party pursuant to this Section 8(d). If the Indemnifying Party does not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 8(d), such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate. If any

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CUSIP No. 720035302       Schedule 13D        Page 52 of 67 Pages


Indemnifying Party seeks to question the manner in which such Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such Indemnitee did not defend such claim or Proceeding in a reasonably prudent manner.

      (e) Certain Definitions. As used in this Section 8, (a) "Affiliate" means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity; (b) "Associate" means, when used to indicate a relationship with any person or entity, (1) any other person or entity of which such first person or entity is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, membership interests or other comparable ownership interests issued by such other person or entity, (2) any trust or other estate in which such first person or entity has a ten percent (10%) or more beneficial interest or as to which such first person or entity serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such first person or entity who has the same home as such first person or entity or who is a director or officer of such first person or entity; (c) "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including (1) interest on cash disbursements in respect of any of the foregoing at the prime rate of Chase Manhattan Bank, as in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the date the party incurring such cash disbursement shall have been indemnified in respect thereof, and (2) reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party), and (d) "Proceeding" means any action, suit, hearing, arbitration, audit, proceeding (public or private) or investigation that is brought or initiated by or against any federal, state, local or foreign governmental authority or any other person or entity.

9.    ASSIGNMENT.  The rights of the Investor under Section 7(c),
(d) and (j) are transferable only to a Person who acquires at least twenty percent (20%) of the Purchased Shares issued on the Closing Date (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like where all holders of the Company's Common Stock participate on a pro rata basis). The rights of the Investor under Section 7(g) are transferable only to (a) a Majority Owned Subsidiary or (b) a Person who acquires at least twenty percent (20%) of the Purchased Shares issued on the Closing Date (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like where all holders of the Company's Common Stock participate on a pro rata basis) in circumstances where the Investor is transferring such Purchased Shares to such Person to comply with applicable law or a request of a governmental authority (including in connection with any approvals the Investor may be seeking from such governmental authority relating to any acquisition, license or other business activity engaged in, or proposed to be engaged in, by the Investor). No assignment permitted by this Section 9 shall be effective until the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned. In all cases, any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement. The rights of the Investor under
Section  7(h)  and (i) may be assigned only to a  Majority  Owned
Subsidiary;

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CUSIP No. 720035302       Schedule 13D        Page 53 of 67 Pages


provided, however that no such assignment of such rights under Sections 7(h) or (i) shall be effective until the Company is given written notice by the Investor stating the name and address of the assignee; and provided further that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

10. TERMINATION. Prior to the Closing, this Agreement may be terminated and the purchase and sale of the Shares contemplated by this Agreement may be abandoned only in accordance with the following provisions:

      (a) by mutual written consent of the Investor and the Company;

      (b) by the Investor or the Company if any court of competent jurisdiction in the United States or other United States federal or state governmental authority shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the purchase and sale of the Shares, and such order, decree, ruling or other action is or shall have become nonappealable;

      (c) by the Investor, upon five (5) days written notice to the Company, if the Closing shall not have occurred by February 17, 1999 (the "Outside Date"); provided, however, that the Investor may not terminate this Agreement pursuant to this clause
(c) if the Investor's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing shall not have occurred on or before said date;

     (d) by the Company if (i) there shall have been a breach of any representation or warranty on the part of the Investor set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 6(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall only be able to terminate this Agreement under this Clause (d)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Investor of any of its respective covenants or agreements hereunder in any material respect, and the Investor has not cured such breach within ten (10) business days after notice by the Company thereof; provided, however, that the Company shall only be able to terminate this Agreement under this Clause (d)(ii) if it has not breached any of its obligations hereunder in any material respect; or

      (e) by the Investor if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 5(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Investor shall only be able to terminate this Agreement under this Clause (e)(i) if it has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of any of its respective covenants or agreements hereunder in any material respect, and the Company has not cured such breach within ten (10) business days after notice by the Investor thereof; provided, however, that the Investor shall only be able to terminate this Agreement under this Clause (e)(ii) if it has not breached any of its obligations hereunder in any material respect; (iii) the Investor shall not be satisfied, in its sole discretion, with the results

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CUSIP No. 720035302       Schedule 13D        Page 54 of 67 Pages


of  its review of the Company as contemplated by Section 7(a)(i);
(iv) the Investor shall not be satisfied, in its sole discretion, with any of the contents of the Disclosure Letter; or (v) the Investor does not obtain the approvals contemplated by Section 5(j).

In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders; provided, however, nothing contained herein shall relieve any party from liability for any breach of this Agreement prior to such termination.

11.  MISCELLANEOUS.

      (a) Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties.

      (b) Governing Law. This Agreement will be governed by and construed under the internal laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

     (c)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original,  but
all   of  which  together  will  constitute  one  and  the   same
instrument.

      (d) Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

      (e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as Fedex for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 11(e).

     (f) No Finder's Fees. The Investor will indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee for which the Investor or any of its officers, partners, employees or consultants, or representatives is responsible. The Company will indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee for which the Company or any of its officers, employees or consultants or representatives is responsible.

CUSIP No. 720035302       Schedule 13D        Page 55 of 67 Pages


      (g) Amendments and Waivers. The provisions of Section 7(c), (d) and (j) of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the Investor (so long as the Investor shall hold any of the Purchased Shares or the shares of Common Stock into which the Purchased Shares are convertible) and the holders of Purchased Shares representing at least a majority of the total aggregate number of Purchased Shares then outstanding (excluding any of such shares that have been sold in a transaction in which rights under
Section 7(b) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). The remaining provisions of this Agreement (including the provisions of Clauses (e), (f), (g), (h) and (i) (j) of Section 7, and all of Section 8, may not be amended without the written consent of the Company and the Investor, which may be withheld in either of their sole and absolute discretions. Any amendment or waiver effected in accordance with this Section 11(g) will be binding upon the Investor, the Company and their respective successors and assigns.

      (h) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

      (i) Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements. understandings duties or obligations between the parties with respect to the subject matter hereof.

      (j) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investor, the Company and the Investor will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      (k) Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

     (l) Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either part hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      (m) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or the Investor's ability to compete with the other.

CUSIP No. 720035302       Schedule 13D        Page 56 of 67 Pages


     (n)  Cooperation in HSR Act Filings.

           (i) In the event of a conversion of the Purchased Shares (or any other action by the Investor with respect to any Securities of the Company held by the Investor) that would require a filing by the Investor under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Investor and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), and the Company and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), shall promptly prepare and make their respective filings and thereafter shall make all required or requested submissions under the HSR Act or any analogous applicable law, if required. In taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any applicable actions, consents, approvals or waivers of governmental authorities; provided, however, that the parties hereto shall cooperate with each other in connection with the making of all such filings to the extent permitted by applicable law. Without limiting the generality of the foregoing, to the extent permitted by applicable law and so long as the following will not involve the disclosure of confidential or proprietary information of one party hereto to another, each party shall cooperate with the other by (a) providing copies of all documents to be filed to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith and (b) providing to each other party copies of all correspondence from and to any governmental authority in connection with any such filing.

            (ii)  Notwithstanding  the  foregoing,  neither   the
Investor nor any of its affiliates shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other governmental authority in connection with the compliance with the requirements of the HSR Act, or any other applicable law, if the Investor, in the exercise of its reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, the Investor shall not be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other governmental authority: (i) to disclose information the Investor deems it in its best interests to keep confidential; (ii) to dispose of any assets or operations; or (iii) to comply with any proposed restriction on the manner in which it conducts its operations. In the event the Investor shall receive a second request in respect of its HSR Filing determined by it to be unduly burdensome and it shall prove unable to negotiate a means satisfactory to the Investor for complying with such burdensome second request, or the Federal Trade Commission or Department of Justice shall impose any condition on the Investor or its affiliates in respect thereof deemed unacceptable by the Investor, the Company and the Investor shall cooperate in good faith to negotiate an alternative transaction that provides the Investor with the economic benefits it would receive if it converted the Purchased Shares (or took any such other action referenced in the first parenthetical in the first sentence of Clause (i)).

      (o)   Rights  Plan.   Without limiting  the  generality  of
Section 11(j), in the event that the Investor desires to take any action permitted by this Agreement, and such action would cause a "Common Stock Event" or any similar event under the Rights Plan (including any successor plan or other plan or mechanism adopted by the Company that has the effect or purpose of discouraging an acquisition of all or any portion of the Company, whether by means of a merger,

CUSIP No. 720035302       Schedule 13D        Page 57 of 67 Pages


tender offer, acquisition of assets or stock, or otherwise, the "Rights Plan"), or would trigger or activate any provision of any state or other antitakeover statute, the Company shall take all actions necessary (including action by its Board of Directors) to permit the Investor to take such permitted action without causing any such "Common Stock Event," similar event, trigger or activation.

      (j) Stock Splits, Dividends and other Similar Events. The provisions of this Agreement (including the number of shares of Series A Preferred Stock, Common Stock and other securities described herein) shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

     [The balance of this page is intentionally left blank.]

CUSIP No. 720035302       Schedule 13D        Page 58 of 67 Pages


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

PICTURETEL CORPORATION              INTEL CORPORATION


By:  -----------------------        By:  -----------------------


----------------------------        ----------------------------
Printed Name                        Printed Name

----------------------------        ----------------------------
Title                               Title

----------------------------        ----------------------------
Date Signed                         Date Signed


Address:                            Address:

100 Minuteman Road                  2200 Mission college
Andover, Massachusetts 01810        Boulevard
                                    Santa Clara, California 95052
Telephone No: (978) 292-5000        Telephone No.:  (408) 765-
                                    1240
Facsimile No:  (978) 292-3334       Facsimile No.:   (408) 765-
                                    6038

with copies to:                     with copies to:

Picturetel Corporation              Intel Corporation
Attention:  General Counsel         Attention:  General Counsel
100 Minuteman Road                  2200 Mission College
Andover, Massachusetts 01810        Boulevard
                                    Santa Clara, California 95052

and                                 and

Ropes & Gray                        Gibson, Dunn & Crutcher
Attention:  Howard Fuguet           Attention:  Kenneth R. Lamb
One International Place             One Montgomery Street, Suite
Boston, Massachusetts               2600
                                    San Francisco, California
                                    94104
Telephone No.: (617) 951-7292       Telephone No.: (415) 393-8382
Facsimile No.:  (617) 951-          Facsimile No.:  (415) 986-
7050                                5309

{Signature page to Stock Purchase and Investor Rights Agreement between INTEL CORPORATION and PICTURETEL CORPORATION}

CUSIP No. 720035302       Schedule 13D        Page 59 of 67 Pages


EXHIBIT 2

The following release ran over BusinessWire at 5:00am (PDT) today.

Contact: Linda Bonniksen
     Intel Corporation
     (503) 264-2927
     linda.f.bonniksen@intel.com

     Kevin Flanagan
     PictureTel Corporation
     (978) 292-5178
     flanagank@pictel.com

           INTEL, PICTURETEL TEAM TO ACCELERATE GROWTH
                      OF VIDEOCONFERENCING

       Companies to Jointly Develop New PC-based Products;

           Intel to Invest $30.5 Million in PictureTel

Editor's Note: Intel and PictureTel executives will host a teleconference to discuss the details of this agreement and answer questions at 10 a.m. PDT/1 p.m. EDT on Tuesday, Jan. 19. To attend the teleconference, dial (800) 967-7134 or (719) 457-2625, confirmation #608514. An electronic copy of the presentation will be available after 9:30 a.m. PDT/12:30 p.m. EDT on Intel's Web site at www.intel.com/pressroom and PictureTel's Web site at www.picturetel.com.

HILLSBORO, Ore., Jan. 19, 1999 - Intel Corporation and PictureTel Corporation (Nasdaq: PCTL) announced today that they have entered into a distribution and joint product development agreement to accelerate growth of videoconferencing worldwide. Intel will also invest $30.5 million in PictureTel.

In combining their respective strengths in PC technology innovation and visual collaboration, the two companies will develop high-quality PC-based solutions for customers' diverse communication needs and make it easier for customers to access global services and support. The jointly developed products will take advantage of rapidly emerging markets and technologies, including the next-generation Internet, broadband, cable modems, XDSL, and others. The companies expect the result of their collaboration to be a larger, more competitive videoconferencing industry that distributes products and building blocks through a wider range of channels.

Under terms of the agreement, Intel will provide PictureTel with distribution rights to sell the Intel(R) ProShare(R) Video System 500, and exclusive worldwide distribution rights to sell and support the Intel TeamStation(TM) System. In addition to its expertise in videoconferencing distribution, sales and marketing, PictureTel will provide its complete line of professional, managed and maintenance support services for both products. These Intel products augment PictureTel's existing product line of group, compact and desktop videoconferencing systems.

CUSIP No. 720035302       Schedule 13D        Page 60 of 67 Pages


Intel and PictureTel also agreed to begin joint development of videoconferencing and collaboration products based on a common PC-based technology platform. The common platform will be the foundation for future products that will feature communication and multimedia capabilities such as collaboration over LANs, streaming audio and video, and real-time conferencing. The full benefits of this joint development agreement can be expected in the year 2000. These future products -- which will operate over multiple networks, including IP, ISDN and ATM -- will complement PictureTel's existing product line and will be marketed under the PictureTel brand name. Intel plans to market the resulting building-block components to other manufacturers and integrators.

"Through the strength of PictureTel's global distribution and service network, we expect a significant worldwide increase in the use of PC-based videoconferencing products," said Gerhard H. Parker, executive vice president of Intel and general manager of the New Business Group. "We are delighted to have the global leader in visual collaboration embrace the PC architecture as the core building-block for emerging videoconferencing solutions."

The alliance will create the world's most comprehensive and widely distributed visual collaboration solutions, which will be easier for customers to deploy and use.

"The combination of Intel's market-leading PC technology and PictureTel's global leadership in visual collaboration applications will propel videoconferencing forward into the new millennium," said Bruce R. Bond, chairman and CEO of PictureTel. "By working together to develop new products and market segments, we will deliver the solutions that will enable customers around the world to use visual collaboration in their mission-critical activities and make their businesses more productive."

About Intel TeamStation System

Intel TeamStation System is a conference room workstation that combines videoconferencing, Internet access, corporate network access and PC applications in one convenient system. Based on the Intel Pentium(R) II processor, the Intel TeamStation is a turnkey, high-performance system that brings increased productivity to conference rooms. Current manufacturer's suggested retail price (MSRP) for the Intel TeamStation System with 128 Kbps capability is $8,999, and $11,999 for 384 Kbps capability.

About Intel ProShare Video System 500

Intel ProShare Video System 500 is an add-in kit for desktop PCs. Priced at $799 (U.S. dollars) MSRP, it provides excellent audio and video quality over both ISDN and LAN transports, and offers fully integrated data-sharing capabilities. With its single-board design, Intel ProShare Video System 500 can be installed in approximately 30 minutes.

About PictureTel

PictureTel Corporation is the world leader in developing, manufacturing and marketing a full range of visual- and audio-collaboration solutions. The company's systems meet customers'
collaboration needs from the desktop to the boardroom. PictureTel also markets network

CUSIP No. 720035302       Schedule 13D        Page 61 of 67 Pages


conferencing servers and a comprehensive portfolio of enterprisewide services. PictureTel collaboration products and services eliminate the barrier of distance, enabling people to be Anywhere Now(TM). Additional PictureTel information is available on the Internet at www.picturetel.com.

About Intel

Intel,  the  world's  largest  chip  maker,  is  also  a  leading manufacturer of computer, networking and communications products.
Additional    information   about   Intel   is    available    at
www.intel.com/pressroom.

                              -30-

*Third party marks and brands are property of their respective holders.

CUSIP No. 720035302       Schedule 13D        Page 62 of 67 Pages


Intel,  ProShare,  and  Pentium  are  registered  trademarks  and
TeamStation is a trademark of Intel Corporation.  PictureTel is a
registered   trademark  and  Anywhere  Now  is  a  trademark   of
PictureTel Corporation.

Intel Confidential

Intel and PictureTel Agreement; Equity Investment

Prepared by Linda Bonniksen

January 19, 1999

Background

Today, Intel Corporation and PictureTel Corporation announced that they have entered into a distribution and joint product development agreement to accelerate growth of videoconferencing worldwide. Intel will also invest $30.5 million in PictureTel.

Key Contacts:

Please direct all business press calls to Bill Calder at 503-264-
5669 and trade press and analyst calls to Linda Bonniksen at 503-
264-2927.

Key Messages:

O Intel and PictureTel are combining their respective strengths in PC technology innovation and visual collaboration to develop high-quality solutions for customers' diverse communication needs and to make it easier for customers to access global services and support.

O  The  companies expect the result of their collaboration to  be
   a   larger,   more   competitive  videoconferencing   industry
   worldwide  that  distributes  products  and  building   blocks
   through a wider range of channels.

O Intel will provide PictureTel with exclusive distribution rights to sell and support the Intel(R) TeamStation(TM)
   System  worldwide  and non-exclusive rights to  sell  Intel(R)
   ProShare(R) Video System 500 worldwide.

O  Intel   and   PictureTel  will  begin  joint  development   of
   videoconferencing  and  collaboration  products  based  on   a
   common PC-based technology platform.

O  Intel will also invest $30.5 million in PictureTel.

CUSIP No. 720035302       Schedule 13D        Page 63 of 67 Pages


Questions & Answers:

Q1.  What is the agreement?

A1.  The agreement has three primary components:

       O Intel will provide PictureTel with exclusive worldwide distribution rights to sell and support the Intel(R) TeamStation(TM) System, and non-exclusive rights to sell and support the Intel(R) ProShare(R) Video System 500. PictureTel will provide worldwide service and support for both products.

       O Intel will invest $30.5 million in PictureTel.

       O   The   companies  will  jointly  develop  new  PC-based
       products.    The   full  benefits  of   this   development
       agreement can be expected in 2000.

     The joint development activities of Intel and PictureTel will result in high-quality solutions for customers' diverse communication needs and make it easier for customers to access global services and support. We believe the result of our collaboration will be a larger, more competitive videoconferencing industry that distributes products and building blocks through a wider range of channels.

Q2.  Why are you doing this?

A2. Intel and PictureTel are working together to accelerate the growth of videoconferencing. Both companies believe industry expansion will be driven by multi-purpose PC-based solutions. The agreement allows each company to focus on its respective core strengths in the areas of product, distribution and support - PictureTel as a provider of high-quality end-user solutions and worldwide support, and Intel as a developer of standard PC and multimedia building blocks. By combining their respective strengths, the two companies will expand the distribution for PC-based videoconferencing systems and provide the market segment with better products, support and services.

Q3.  How will this agreement benefit customers?

A3. In the short term, customers will gain easier access to multi-purpose PC-based videoconferencing systems with complete services and support worldwide. In the future, the joint development effort will combine the respective strengths of the two companies in PC technology and visual collaboration to develop high-quality solutions that meet the diverse communication needs of customers.

Q4.  How will this agreement affect the channel?

A4. The agreement will provide the industry with more feature-rich products that are easier for customers to buy and easier for channels to sell. We fully expect that this agreement will expand the videoconferencing market segment, creating increased revenue opportunities in the channel.

CUSIP No. 720035302       Schedule 13D        Page 64 of 67 Pages


Q5. What are the details of Intel's equity investment in PictureTel?

A5. Intel will invest $30.5 million in PictureTel. The investment will be in the form of non-voting Preference Shares. Intel is not disclosing any additional details of the investment at this time. For more information on the investment, contact PictureTel.

Q6. Does this agreement mean that Intel is withdrawing from the videoconferencing industry?

A6. No. We are migrating to a model of providing standard PC building blocks for this industry. This agreement allows each company to focus on its respective core strengths in the areas of product development, distribution and support to accelerate the industry's growth. PictureTel will focus on its expertise in delivering high-quality end-user visual collaboration solutions with worldwide distribution, service and support. Intel will provide PC industry expertise as a developer of standard building blocks that take advantage of the rich multimedia capabilities of the PC. By working together, we can provide the market with better products, support and services. Intel's investment underscores its commitment to the videoconferencing industry.

CUSIP No. 720035302       Schedule 13D        Page 65 of 67 Pages


Contact: Tom Waldrop
     Intel Corporation
     (408) 765-8478
     tom.waldrop@intel.com

     Kevin Flanagan
     PictureTel Corporation
     (978) 292-5178
     flanagank@pictel.com

              INTEL AND PICTURETEL PROVIDE FURTHER
                  DETAILS REGARDING INVESTMENT

SANTA CLARA, Calif., Jan. 19, 1999 - Earlier today Intel Corporation and PictureTel Corporation (Nasdaq: PCTL) announced that they have entered into a distribution and joint product development agreement to accelerate growth of videoconferencing worldwide. It was also announced that Intel would invest $30.5 million in PictureTel. In connection with the investment, Intel and PictureTel entered into an agreement pursuant to which Intel would make a $30.5 million investment for nonvoting Series A convertible preferred stock, comprising approximately 10 percent of PictureTel's outstanding equity after the investment. The preferred stock is convertible into PictureTel common stock on a one-for-one basis. The closing of the transaction is subject to customary closing conditions, including the completion of due diligence to Intel's satisfaction. The transaction is expected to close on or before February 17, 1999.

PictureTel Corporation is the world leader in developing, manufacturing and marketing a full range of visual- and audio-collaboration solutions. The company's systems meet customers' collaboration needs from the desktop to the boardroom. PictureTel also markets network conferencing servers and a comprehensive portfolio of enterprisewide services. PictureTel collaboration products and services eliminate the barrier of distance, enabling people to be Anywhere Now(TM). Additional PictureTel information is available on the Internet at www.picturetel.com.

Intel,  the  world's  largest  chip  maker,  is  also  a  leading manufacturer of computer, networking and communications products.
Additional    information   about   Intel   is    available    at
www.intel.com/pressroom.

CUSIP No. 720035302       Schedule 13D        Page 66 of 67 Pages


EXHIBIT 3

January 18, 1999

Picturetel Corporation
100 Minuteman Road
Andover, Massachusetts 01810

Attention: President

Re:  Stock Purchase and Investor Rights Agreement

Gentlemen:

This letter is being written with reference to that certain Stock Purchase and Investor Rights Agreement of even date herewith between you and the undersigned (the "Agreement") and sets forth our understanding an agreement with respect to certain matters relating thereto. All capitalized terms not defined herein shall have the meanings ascribed to such terms in the Agreement.

Board Materials

Section 7(f)(i) of the Agreement obligates the Company to "provide to the Investor, concurrently with the members of the Board or [each] Board committee, ... a copy of all materials provided to" members of the Board or such Board committee. This section of the Agreement obviates this obligation of the Company if a majority of the disinterested members of the Board make certain determinations. The Company and the Investor each acknowledges and agrees that any such determination may be made, not only by a majority of the disinterested members of the Board, but also solely by the Chairman of the Audit Committee of the Board, any such determination to be made in good faith and evidenced in writing and kept with the corporate records of the Company.

Right of Notification and Negotiation

In the event that the Investor intends to sell Purchased Shares, or shares of Common Stock issued following conversion of Purchased Shares (collectively, "Shares"), in a privately negotiated transaction to a person or entity other than the Company, where the number of shares of Common Stock being sold directly and underlying any such Purchased Shares being sold, exceeds one percent (1%) of the number of outstanding shares of Common Stock as set forth in the most recent filing made by the Company under the Securities Exchange Act of 1934, the Investor, prior to such sale, shall request that such person or entity state in writing that such person or entity, to the best of such person's or entity's belief, will not hold, after such purchase of the Shares from the Investor and any other purchases currently contemplated by such person or entity, more than five percent (5%) of the outstanding shares of Common Stock of the Company.

In the event that such person or entity supplies such written statement, the Investor shall be free to sell to such person or entity such Shares proposed to be sold. In the event that such person or

CUSIP No. 720035302       Schedule 13D        Page 67 of 67 Pages


entity is unwilling to supply such written statement, or such person or entity states that, following such purchase from the Investor and any other purchases currently contemplated by such person or entity, such person or entity will own more than five percent (5%) of the outstanding shares of Common Stock of the Company, the Investor agrees not to sell such Shares to such person or entity without first providing the Company with written notice of the Investor's intent to sell such Shares. Such notice shall set forth the number of Shares proposed to be sold and the proposed sales price.

For  a  period of the shorter of three (3) calendar days and  two
(2) business days after delivery of such written notice, the Investor shall negotiate in good faith with the Company with respect to the purchase by the Company from the Investor of such Shares. At the end of such period, the Investor shall be free to sell such Shares to such proposed purchaser, or enter into an agreement with such proposed purchaser with respect thereto.

The   rights  of  the  Company  described  in  this   "Right   of
Notification and Negotiation" section shall expire at the end of the Initial Rights Period.

If the foregoing accurately sets forth your understanding of our agreement, please acknowledge that fact by executing this letter on the signature block provided below.

                                 Intel Corporation


                                 By:  -------------------------
                                 Name:
                                 Title:
Agreed and accepted:

Picturetel Corporation


By:  -------------------------
Name:
Title:
Date:  January 18, 1999